Exhibit 99.2

Certain information and schedules have been excluded from this exhibit because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. The excluded information is indicated by brackets containing asterisks ("[***]"). The registrant will furnish supplementally a copy of any excluded information or schedule to the Securities and Exchange Commission upon request.

Dated as of July 13, 2026
IM8 (US) LLC,
as Investment Recipient,
PRENETICS LIMITED,
as a Guarantor,
IM8 LIMITED,
as a Guarantor,
each other Guarantor party hereto from time to time,
and
GC CUSTOMER VALUE ARRANGER, LLC,
as Arranger, on behalf of the Investors

CUSTOMER INVESTMENT AGREEMENT

TABLE OF CONTENTS
Page

1. Definitions and Construction.	- 1 -
2. Investment.	- 12 -
3. Conditions of Advances.	- 15 -
4. Representations and Warranties of the Group Companies.	- 17 -
5. Covenants of Group Companies.	- 20 -
6. Administration of Invested Receivables.	- 27 -
7. Indemnities and Set-Off.	- 28 -
8. Retained Obligations	- 29 -
9. Costs and Expenses; Default Rate	- 29 -
10. General Payments	- 29 -
11. Tax and Accounting Treatment	- 29 -
12. Notices	- 30 -
13. Survival	- 31 -
14. Governing Law; Venue; Waiver of Jury Trial; etc.	- 31 -
15. Fees and Expenses	- 32 -
16. Dispute Resolution	- 32 -
17. General Provisions.	- 32 -
18. Confidentiality	- 33 -

CUSTOMER INVESTMENT AGREEMENT
This CUSTOMER INVESTMENT AGREEMENT (this "Agreement") is entered into as of July 13, 2026 (the "Effective Date"), by and among IM8 (US) LLC, a Delaware limited liability company (the "Investment Recipient"), PRENETICS LIMITED, a private company limited by shares incorporated under the laws of Hong Kong (the "Prenetics Guarantor"), IM8 LIMITED, a private company limited by shares incorporated under the laws of Hong Kong (the "IM8 Guarantor" and together with the Prenetics Guarantor and each other "Guarantor" joined to the Guarantee and to this Agreement, collectively, the "Guarantors" and each, a "Guarantor"), each other Guarantor party hereto from time to time, and GC CUSTOMER VALUE ARRANGER, LLC, a Delaware limited liability company, as arranger (in such capacity, together with its successors and assigns in such capacity, the "Arranger"), on behalf of certain Investors (as defined herein).
RECITALS
The Prenetics Guarantor is a global health sciences company. The Investment Recipient is an Affiliate of the Prenetics Guarantor and the IM8 Guarantor.
The Guarantors have requested, and the Arranger has agreed, that the Arranger shall facilitate funding to the Investment Recipient pursuant to the terms of this Agreement and as further set forth in each Investment Request, to fund the acquisition of Reference Cohorts by the applicable Group Companies during a given S&M Period through advertising, marketing, or other related expenses designed to attract new Customers.
As further outlined herein (including the Specified Commercial Terms in Schedule A hereto), the Arranger shall, pursuant to the terms hereof and of any such agreed and countersigned Investment Request, facilitate funding by the Investors of the Investment Amount, and the related Investors shall be entitled to certain Reference Income from the Investment Recipient based on such Reference Cohorts.
AGREEMENT
The parties agree as follows:
1.Definitions and Construction.
1.1Definitions. As used in this Agreement, the following terms shall have the following definitions:
"Actual S&M Spend" means, with respect to any S&M Period, the actual amount of S&M Spend by the Investment Recipient and the IM8 Guarantor during such period.
"Affiliate" means, with respect to any Person, any Person that Controls such Person, any Person that Controls or is Controlled by or is under common Control with such Person, and each of such Person's senior executive officers, directors, and partners.

"Agreement" has the meaning set forth in the preamble hereof.
"Anti-Corruption Laws" means (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.K. Bribery Act 2010, as amended; and (c) any other applicable anti-bribery or anti-corruption Laws, regulations or ordinances of each jurisdiction in which any Group Company is located or doing business.
"Anti-Money Laundering Laws" means all applicable Laws in any jurisdiction in which the Arranger or any Group Company is located, incorporated, established, organized, resident or domiciled or doing business that relates to money laundering or terrorism financing, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto, including the Money Laundering Control Act, 18 U.S.C. §§ 1956 and 1957, as amended, and the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56), the Anti-Money Laundering Act of 2020, and its implementing regulations (collectively, the "Bank Secrecy Act"), and any applicable related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any Governmental Authority from time to time.
"Arranger" has the meaning set forth in the preamble hereof.
"Availability Period" means the period of time from the Effective Date through and including the last day of the Commitment Period (as may be extended). Upon the date that is thirty (30) days prior to the end of the Availability Period (such end of the Availability Period, the "Roll Date"), the Availability Period shall automatically be modified to end on the date that is the one (1) year anniversary of the Roll Date provided neither the Investment Recipient nor the Arranger provide notice in writing to the other party indicating its desire to not extend the Availability Period at least thirty (30) days before the Roll Date.
"Business Day" means any day that is not a Saturday, Sunday, or other day on which banks in New York City are authorized or required to close.
"Cancellation Event" means the occurrence of (i) a Sale of Company with no prior notice to the Arranger, (ii) an Insolvency Proceeding with respect to any Group Company, (iii) any representation or warranty by any Group Company hereunder is incorrect when made and such inaccuracy has resulted or is reasonably likely to result in a Material Adverse Change, (iv) a Regulatory Event has resulted or is reasonably likely to result in a Material Adverse Change, (v) an acceleration, turbo repayment or equivalent provision pursuant to any Senior Loan Agreement, (vi) a breach by any Group Company of any covenants set forth in Section 5 or of any other term of this Agreement that has resulted or is reasonably likely to result in a Material Adverse Change or (vii) a failure to satisfy the [***].
"Cash" means cash and Cash Equivalents.
"Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; and (c) certificates of deposit issued maturing no more than one (1) year after issue.
"CircleDNA" means the CircleDNA business owned and operated by the Prenetics Guarantor.
[***]
"Cohort Threshold Breach" means, with respect to any Tested Cohort, the failure to satisfy on any day the Cohort Threshold Test.
"Cohort Threshold Test" has the meaning set forth in the Specified Commercial Terms.
"Commitment Period" has the meaning set forth in the Specified Commercial Terms.
"Commitment Termination Events" has the meaning set forth in the Specified Commercial Terms.
"Control" of any Person means the possession, directly or indirectly, of either (a) the power to vote, or the beneficial ownership of, 50.1% or more of the equity interests having ordinary voting power for the election of directors of such Person or (b) the power to direct or cause the direction of the management and policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.
"Controlled Investment Affiliate" of any Person means any fund or investment vehicle that (a) is organized or managed by such Person for the purpose of making equity or debt investments or (b) is Controlled by such Person or an Affiliate of such Person. For avoidance of doubt, any vehicle whose holdings in respect of this Agreement are serviced and managed by the Arranger shall be deemed to be a Controlled Investment Affiliate hereunder.
"Customer" means each Person who entered into a Customer Agreement with the Investment Recipient or the IM8 Guarantor for consumer products or services, whether through the IM8 Website, the Amazon website or any other digital storefront, excluding any retail businesses, and excluding any Person whose Customer Agreement arises from any business-to-business arrangement and any Person who is a customer of any Group Company or business other than the Investment Recipient or the IM8 Guarantor (including, for the avoidance of doubt, CircleDNA).
"Customer Agreement" means, with respect to any Customer, each of the agreements and other documents entered into between such Customer and the Investment Recipient or the IM8 Guarantor (whether by the execution of a single contract or through the acceptance of generally available terms of service) governing their commercial relationship.
"Data Protection Law" means any law, rule or regulation applicable from time to time governing the protection, privacy, security, or processing of data in any jurisdiction applicable to any Group Company or data processed by any Group Company including (without limitation) the General Data Protection Regulation (EU) 2016/679 (the "GDPR"), the Data Protection Act 2018 ("DPA 2018"), the UK GDPR (as defined in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018), Data Protection Act (2021 Revision), the Privacy and Electronic Communications (EC Directive) Regulations 2003 (and any applicable implementing legislation), the California Consumer Privacy Act ("CCPA"), the California Privacy Rights Act ("CPRA") and the Massachusetts Data Security Regulation, in each case as the same may be re-enacted, applied, amended, superseded, repealed or consolidated.
"Default Rate" shall be a rate equal to 16.00% per annum.
"Disbursement Date" means [***] in which any Disbursement Date Report is required to be delivered hereunder.
"Disbursement Date Report" has the meaning set forth in Section 2.2(b).
"Dormant Entity" means any Subsidiary and Affiliate of any of the Guarantors or the Investment Recipient that (i) is dormant or non-operating, (ii) does not hold any assets material to the Investment Recipient's or any Guarantor's business or the Invested Receivables, and (iii) is subject to dissolution or liquidation (including any Subsidiary and Affiliate of any of the Guarantors or the Investment Recipient with respect to which the management has commenced planning for dissolution or liquidation) in the ordinary course of business. For the avoidance of doubt, the Investment Recipient, the IM8 Guarantor and the Prenetics Guarantor shall never be Dormant Entities.
"Effective Date" has the meaning set forth in the preamble hereof.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.
"ETL" means the process of extracting data, transforming it and loading it into a database.
"Excluded Taxes" means any of the following taxes imposed on or with respect to the Arranger or any Investor (or any assignee) or required to be withheld or deducted from a payment to Arranger, on behalf of the related Investors (or any assignee) (a) any taxes imposed on or measured by net income (however denominated), franchise taxes, and branch profits taxes, in each case, (x) imposed as a result of the Arranger or any Investor (or its assignee) being organized under the laws of, or having its principal office or its applicable transacting office located in, the jurisdiction imposing such tax, or in any political subdivision thereof or (y) imposed as a result of a present or former connection between the Arranger or any Investor (or its assignee) and the jurisdiction imposing such tax (other than connections arising from such Investor having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced this Agreement, or sold or assigned an interest in any Invested Receivable), (b) any U.S. federal withholding taxes imposed on amounts payable to or for the account of the Arranger or any Investor pursuant to a law in effect on the date on which (i) Investor (or its assignee) acquires such interest in the applicable Invested Receivable or (ii) Investor (or its assignee) changes its transacting office, (c) taxes attributable to Arranger's failure to comply with Section 10 hereof and (d) any U.S. backup withholding taxes.
"Expected S&M Spend" means, with respect to any S&M Period, the amount of S&M Spend that each Group Company expects in good faith to spend during such S&M Period, as indicated on Schedule B (as amended by the Investment Recipient from time to time).
"Funding Adjustment" shall mean an update to the Schedule of Investments attached hereto as Annex I to account for a Spend Reconciliation in the form attached hereto as Exhibit B.
"Government Entity" means (a) a Governmental Authority; (b) a government-owned/government-run/government-controlled association, organization, business, or enterprise; or (c) a political party.
"Government Official" means (a) an employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a Government Entity; (b) a legislative, administrative, or judicial official; (c) a candidate for political office; or (d) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies.
"Governmental Authority" means the government of the United States, the Cayman Islands, Hong Kong, or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including, without limitation, any supra-national bodies such as the European Union or the European Central Bank).
"Group Companies" means, collectively, each of the Investment Recipient, the Guarantors party hereto as of the Effective Date and each Guarantor joined to the Guarantee and this Agreement after the Effective Date. For avoidance of doubt, no reference to Group Companies herein shall be construed such that it includes any Dormant Entity.
"Guarantee" means that certain Master Guarantee Agreement, dated as of the Effective Date, among the Prenetics Guarantor, the IM8 Guarantor and each other Guarantor party thereto from time to time, and the Arranger, as amended, amended and restated, supplemented or otherwise modified from time to time.
"Guarantor" has the meaning set forth in the preamble hereof.
"Historical Cohorts" has the meaning set forth in Section 5.5.
"IFRS" means International Financial Reporting Standards (IFRS) as in effect from time to time.

"IM8 Website" means any Group Company's website(s) through which Customers may purchase products or services for consumer use.
"Indebtedness" of any Person at any date means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) all obligations of such Person under leases which are or should be, in accordance with IFRS, recorded as capital leases in respect of which such Person is liable, (e) all obligations of such Person to purchase securities (or other property) which arise out of or in connection with the sale of the same or substantially similar securities (or property), (f) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit or other instrument, (g) all debt of others of the type set forth in (a) through (f) above secured by a Lien on any asset of such Person, whether or not such debt is assumed by such Person, (h) all debt of others of the type set forth in (a) through (f) above guaranteed directly or indirectly by such Person or as to which such Person has an obligation substantially the economic equivalent of a guaranty, and (i) interests of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to property of such Person (excluding accounts payable arising in the ordinary course of business).
"Insolvency Proceeding" means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, the equivalent bankruptcy, insolvency, liquidation, conservatorship, winding up, reorganization or restructuring Law under any other jurisdiction, in each case as amended, or under any other bankruptcy, liquidation, conservatorship or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, receivership, compositions, extension generally with its creditors, proceedings seeking reorganization, arrangement, or other relief or similar laws affecting the rights of creditors generally.
"Invested Receivable" has the meaning set forth in the Specified Commercial Terms.
"Investment Amount" shall mean, with respect to any S&M Period and associated Reference Cohort, the investment amount set forth in the Investment Request for the S&M Period associated with such Reference Cohort that has been requested by the Investment Recipient and funded by the applicable Investors upon the acceptance by the Arranger of such Investment Request, subject to adjustment outlined in Section 2.1(d).
"Investment Company Act" means the Investment Company Act of 1940, as amended or otherwise modified from time to time.
"Investment Funding Date" means the date on which the Investors actually fund the requested Investment Amount in response to any applicable Investment Request.
"Investment Recipient" means IM8 (US) LLC, an Affiliate of the Prenetics Guarantor and the IM8 Guarantor, which receives Reference Income in respect of the Invested Receivables.

"Investment Request" means a request from the Investment Recipient to the Arranger for the funding of an Investment Amount in the form attached hereto as Exhibit A.
"Investment Request Date" means the date of the applicable Investment Request.
"Investor" means the Persons listed on Schedule C, as such Schedule may be amended, restated or otherwise revised by the Arranger in accordance with this Agreement.
"Investor Cap Amount" has the meaning set forth in the Specified Commercial Terms.
"Investor Funding Percentage" has the meaning set forth in the Specified Commercial Terms.
"Investor Sharing Percentage" has the meaning set forth in the Specified Commercial Terms.
"Laws" means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.
"Lien" means any mortgage, lien (statutory or otherwise), deed of trust, charge, pledge, hypothecation, assignment, deposit arrangement, security interest or other encumbrance or preferential arrangement of any kind, in each case, in the nature of security. For the avoidance of doubt, other agreements similar in nature to this Agreement made by any Group Company that pledge income associated with an Invested Receivable (or similar) shall also constitute a "Lien" on such Invested Receivable.
"Material Adverse Change" means an event that, in the Arranger's reasonable discretion, results or is reasonably likely to result in (a) a material adverse change in the financial condition, operations, performance or properties of any Group Company or that materially impairs the ability of any Group Company to fulfill its obligations hereunder, (b) a material deterioration in the value of the Invested Receivables, (c) the impairment of the validity or enforceability of, or a material adverse effect on the rights, remedies or benefits available to the Arranger under this Agreement, or (d) a material adverse effect on the validity, enforceability or collectability on the cohort of the Invested Receivables.
"OFAC" means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
"Open Reference Cohort" means any Reference Cohort during the period from the Investment Request Date related thereto until the earlier of (i) the date that the Outstanding Investor Share attributable to such Reference Cohort is equal to $0.00 and (ii) the date that is ten

(10) years following the first day of the S&M Period in which such Reference Cohort was originated.
"Outstanding Investor Share" means, with respect to any Reference Cohort on any date of determination, the greater of (x) zero (0) and (y) the difference between (i) the Investor Cap Amount for such Reference Cohort, minus (ii) the aggregate amount of Reference Income for such Reference Cohort remitted to the applicable Investors by the Investment Recipient on or before such date; provided that on and after the date that is ten (10) years following the first day of the S&M Period in which such Reference Cohort was originated, the "Outstanding Investor Share" with respect to such Reference Cohort shall be zero ($0.00).
"Percentage Interest" means, with respect to any Investment Amount and any related individual Investor, the percentage obtained by dividing (a) the aggregate payments advanced by such Investor in relation to such Investment Amount by (b) the total amount of such Investment Amount.
"Prenetics Group" means Prenetics Global Limited and its subsidiaries and consolidated affiliated entities.
"Permitted Liens" means the following: (a) Liens for taxes, fees, assessments or other governmental charges or levies that are not delinquent, (b) Liens arising by applicable Law or deposits to secure the performance of bids, tenders, trade contracts (other than for borrowed money), leases, government contracts, statutory obligations, surety, stay, customs and appeal bonds, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (other than for indebtedness or any Liens arising under ERISA), and (c) Liens granted pursuant to a Senior Loan Agreement for which the Arranger received advance notice as required by Section 5.8(m).
"Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.
"Plan Asset Regulation" has the meaning set forth in Section 5.18.
"Prepayment Amount" means, as of any date of determination, an amount equal to the Outstanding Investor Share for any and all Open Reference Cohorts.
"Program Document" means this Agreement, the Guarantee and any other agreement or instrument executed and/or delivered in connection herewith.
[***]
"Reference Cohort" has the meaning set forth in the Specified Commercial Terms.
"Reference Income" has the meaning set forth in the Specified Commercial Terms.

"Regulatory Event" means the commencement of or any development in (a) any inquiry, investigation, or regulatory action by any applicable Governmental Authority against any Group Company, any of its Subsidiaries and/or any other Person engaged in the industry in which any Group Company conducts its business or (b) any legal action or proceeding to which any Group Company, any of its Subsidiaries and/or any other Person engaged in the industry in which any Group Company conducts its business is a party that, in the case of either (a) or (b), the Arranger, in its good faith commercially reasonable judgment, determines could materially impact any Group Company's or any of its Subsidiaries' ability to continue its business as then currently conducted or could have a material negative impact on the industry in which any Group Company conducts its business as a whole.
"Replacement Guarantee" has the meaning set forth in Section 2.2(d).
"Responsible Officer" of any Person means the chief executive officer, the president, any executive vice president, any senior vice president, any vice president, chief operating officer or any financial officer of such Person and any other individual or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Effective Date, shall include any secretary or assistant secretary or any other individual or similar official thereof with substantially equivalent responsibilities. Any document delivered hereunder that is signed by a Responsible Officer of any Group Company shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Group Company and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Group Company.
"Retained Obligations" has the meaning set forth in Section 8.
"S&M Excess Spend" has the meaning set forth in Section 2.1(d)(i).
"S&M Period" has the meaning set forth in the Specified Commercial Terms.
"S&M Spend" has the meaning set forth in the Specified Commercial Terms.
"S&M Underspend" has the meaning set forth in Section 2.1(d)(ii).
"Sale of Company" means any of the following: (a) any liquidation or winding up of any Group Company, (b) a merger, consolidation or transfer of equity securities (pursuant to a single transaction or series of related transactions) of any Group Company, with or to any independent third party, which, in any case, results in the equity holders of such Group Company immediately prior to such transaction possessing less than a majority of the beneficial voting power or ownership interests of such Group Company, or any successor entity's issued and outstanding equity securities immediately after such transaction or series of such transactions; or (c) a sale, lease or exclusive license, in a single transaction or series of related transactions, to an independent third party of all or substantially all of any Group Company's assets; provided, that, the introduction of one or more holding companies above any Group Company or a [***] shall not constitute a Sale of Company hereunder.

"Sanction" or "Sanctions" means individually and collectively, respectively, economic or financial sanctions, sectoral sanctions, secondary sanctions, or trade embargoes or restrictive measures and anti-terrorism Laws, including but not limited to those imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC, or the U.S. Department of State, the U.S. Department of Commerce, the U.S. Department of the Treasury, or through any existing or future Executive Order, (b) the United Nations Security Council, (c) the European Union or any Member State of the European Union, (d) the United Kingdom or (e) any other Governmental Authority with jurisdiction over any Group Company, except to the extent inconsistent with U.S. law.
"Sanctioned Country" means a country or territory that is the target of comprehensive Sanctions (which comprise, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, Russia, Belarus, the government of Venezuela, the Kherson region of Ukraine, the Zaporizhzhia region of Ukraine, the Crimea region of Ukraine, the so-called Donetsk People's Republic of Ukraine and the so-called Luhansk People's Republic regions of Ukraine).
"Sanctioned Entity" means any Person that is the target of any Sanctions, including without limitation, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State or the U.S. Department of Commerce, the United Nations Security Council, the European Union, any Member State of the European Union or the United Kingdom; (b) any Person organized under the laws of a Sanctioned Country or ordinarily resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned, individually or in the aggregate, directly or indirectly, or controlled by any Person or Persons identified in (a) – (c) or acting for or on behalf of such Person or Persons.
"Senior Lender" means any lender under any Senior Loan Agreement.
"Senior Loan Agreement" means any loan, letter of credit, extension of credit, overdraft facility, financing facility or equivalent agreement pursuant to which any Group Company is a counterparty, guarantor, beneficiary, recipient, debtor or responsible party on behalf of another debtor, in whole or in part (which excludes any loan, extension of credit, financing facility or similar arrangement between or among the Investment Recipient, the Prenetics Guarantor and the IM8 Guarantor).
"Senior Loan Default" has the meaning ascribed to the term "Default" and "Event of Default" (or a similar concept) in any Senior Loan Agreement, as well as any provision resulting in amortization, cash sweep, turbo repayment or other enforcement mechanism (excluding any such amortization, cash sweep, turbo repayment or other enforcement mechanism occurring solely because of the passage of time rather than any act, omission or breach by any Group Company under such Senior Loan Agreement).
"Specified Commercial Terms" means the commercial terms contained in Schedule A appended hereto.
"Spend Reconciliation" has the meaning set forth in Section 2.1(d).

"Springing Collateral" means any and all properties, rights and assets of any Group Company in which such Group Company grants a Lien under any Senior Loan Agreement.
"Springing Lien Event" means any Group Company entering into any Senior Loan Agreement pursuant to which a Lien is granted over the Springing Collateral.
"Subsidiary" means, with respect to any Person, a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of any Group Company.
"Termination Date" means the later of (x) the date that is thirty (30) days following the date on which the Outstanding Investor Share for each Reference Cohort is equal to zero ($0.00), (y) the end of the Availability Period and (z) the date that is thirty (30) days following the date of prepayment under Section 2.2(d).
"UCC" means the Uniform Commercial Code as from time to time in effect in the applicable jurisdiction.
"U.S." means the United States.
"VCOC" has the meaning set forth in Section 5.18.
1.2General Interpretive Provisions. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including the Program Documents and any organizational document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, modified, extended, restated, replaced or supplemented from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Program Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "hereto," "herein," "hereof" and "hereunder," and words of similar import when used in any Program Document, shall be construed to refer to such Program Document in its entirety and not to any particular provision thereof, (iv) all references in a Program Document to Articles, Sections, Preliminary Statements, Exhibits, Annexes and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits, Annexes and Schedules to, the Program Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory rules, regulations, orders and provisions consolidating, amending, replacing or interpreting such Law and any reference to any Law or regulation shall, unless otherwise specified, refer to such Law or regulation as amended, modified, extended, restated, replaced or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including Cash, securities, accounts and contract rights.
1.3Accounting Terms. Unless otherwise expressly provided herein, all accounting terms not specifically defined herein shall be construed in accordance with IFRS and all calculations made hereunder shall be made in accordance with IFRS as in effect from time to time. When used herein, the terms "financial statements" shall include the notes and schedules thereto.
1.4Times of Day. Unless otherwise specified, all references herein to times of day shall be references to New York time (daylight or standard, as applicable).
1.5Business Days. In the event that any amount or other item is due on a day that is not a Business Day, that amount or other item shall be deemed to be due on the immediately succeeding Business Day.
2.Investment.
2.1Investments.
(a)Investment Request. Commencing on the Effective Date and ending upon the expiration of the Availability Period, the Investment Recipient may from time to time make an offer for the Investors to invest in a Reference Cohort for the subsequent S&M Period by delivering to the Arranger a request substantially in the form of Exhibit A attached hereto (each, an "Investment Request"); provided that during the Commitment Period, the Investment Recipient shall be obligated to make such offer to Investors and deliver such Investment Request.
(b)Obligation of the Arranger to Facilitate Advances. Subject to the Investment Recipient meeting each of the conditions outlined in the Specified Commercial Terms contained in Section 2.1 of Schedule A attached hereto (including that no Commitment Termination Event has occurred and is continuing), during the Commitment Period, the Arranger shall accept an offer for investment in a Reference Cohort set forth in an Investment Request by execution thereof and delivery of the related countersigned Investment Request to the Investment Recipient within five (5) Business Days of its receipt thereof. Upon any such acceptance of an Investment Request by the Arranger, subject to the satisfaction (or waiver, at the Arranger's sole discretion) of the conditions precedent set forth in Section 3.2 hereof, on the related Investment Funding Date, the Arranger shall facilitate the funding by one or more Investors of the related Investment Amount to the Investment Recipient by wire transfer to the account designated by the Investment Recipient within five (5) Business Days of the date of acceptance and shall thereafter be entitled to payment from the Investment Recipient of an amount up to the Investor Cap Amount with respect to the Invested Receivables. Except for the indemnification obligations of each Group Company under Section 7, and each Group Company's other express payment obligations hereunder, each investment in the Invested Receivables shall entitle the related Investors solely to the investment return, if any, until the date that the Outstanding Investor Share attributable to the Reference Cohort corresponding to such investment is equal to $0.00. Subject to Section 2.1(d), the Investment Amount for each S&M Period shall be adjusted to account for any S&M Excess Spend or S&M Underspend, as applicable. Any such adjustment or any additional adjustment required to account for any applicable Spend Reconciliation shall be evidenced by a Funding Adjustment. Notwithstanding the foregoing, any failure by the Arranger to facilitate a Funding Adjustment for any S&M Excess Spend, S&M Underspend or other applicable Spend Reconciliation shall not constitute a waiver of amounts due to related Investors of Reference Income. Notwithstanding anything herein to the contrary, the Arranger shall be required to accept no more than one (1) Investment Request per S&M Period. As of the Effective Date, the Arranger expects that the Investors for future Investment Requests will be as set forth on Schedule D; provided, that the actual Investors for an Investment Amount will in all cases be as reflected on the executed Investment Request delivered by the Arranger in connection therewith. The Arranger also may deliver an updated Schedule D at any time to reflect changes in expectations regarding the Investors that will fund future Investment Amounts.
(c)Sharing of Reference Income. Upon funding an Investment Amount during any S&M Period, the related Investors will be entitled to, and the Investment Recipient hereby agrees to remit to the Arranger, on behalf of such Investors, in accordance with the terms hereof, the applicable Investor Sharing Percentage of all Reference Income from the Reference Cohort associated with such S&M Period until such Investors have received Reference Income from such Reference Cohort equal to the Investor Cap Amount. For any given S&M Period, the Arranger may reduce the Investment Request amount by the portion of the Reference Income owed to the Investors from the prior S&M Period or the Investment Recipient may remit only the portion of the Reference Income owed to the Investors in excess of the Investment Request for the following S&M Period, as applicable.
(d)Reconciliation of S&M Spend. The Investment Recipient and the other Group Companies, if applicable, shall use commercially reasonable best efforts to fully utilize the Expected S&M Spend for each S&M Period. Following the end of each S&M Period for which the Investors funded an Investment Amount, the Investment Recipient shall promptly (and, in any event, no later than the first Disbursement Date for the Reference Cohort associated with such S&M Period) notify the Arranger in writing of the Actual S&M Spend for such S&M Period and any deviation from the Expected S&M Spend for such period and any updates to be made with respect to the applicable Investment Request (each, a "Spend Reconciliation").
(i)In the event that the Actual S&M Spend for any S&M Period for which the Investors advanced an Investment Amount exceeds the Expected S&M Spend for such period (a "S&M Excess Spend"), the Arranger may elect, in its sole discretion, to either (1) increase the Investment Amount for such period by causing the Investors to advance additional amounts to the Investment Recipient equal to the product of: (i) the Investor Funding Percentage and (ii) the difference between the Actual S&M Spend for such period and the Expected S&M Spend for such period, or (2) reduce its Investor Funding Percentage to the product of the Investor Funding Percentage and quotient of (x) the Expected S&M Spend for such period divided by (y) the Actual S&M Spend for such period. For the avoidance of doubt, the Arranger may elect to engage in a ratable combination of the foregoing clauses (1) and (2) as described in the applicable related Funding Adjustment.
(ii)In the event that the Actual S&M Spend for any S&M Period for which the Investors advanced an Investment Amount is less than the Expected S&M Spend for such period (a "S&M Underspend"), such S&M Underspend will, at Arranger's discretion, (x) roll over to the next period for which no Investment Amount has yet been advanced and be netted against such period's Investment Request or (y) be refunded to the related Investors based on their respective Percentage Interests. As used herein, a S&M Underspend shall equal the product of: (i) the Investor Funding Percentage and (ii) the difference between the Actual S&M Spend for such period and the Expected S&M Spend for such period. For the avoidance of doubt, the Arranger may elect to engage in a ratable combination of the foregoing clauses (x) and (y) as described in the applicable related Funding Adjustment.
(iii)Notwithstanding anything to the contrary herein, there shall be no limitation or restriction on the amount of Actual S&M Spend incurred by the Investment Recipient or the IM8 Guarantor for any S&M Period.
2.2Sharing of Reference Income; Term; Termination.
(a)Application of Reference Income. On each Disbursement Date during the term of this Agreement, the Investment Recipient shall, and hereby agrees to, remit to the Arranger, on behalf of the applicable Investors, the Investor Sharing Percentage of Reference Income generated during the S&M Period corresponding to such Disbursement Date for each Reference Cohort, in each case in immediately available funds in accordance with payment instructions provided to the Investment Recipient by the Arranger from time to time; provided, that, in no event will the Investment Recipient be required to remit Reference Income to the Arranger for any Reference Cohort in an aggregate amount greater than the amount necessary to reduce the Outstanding Investor Share for such Reference Cohort to $0.00.
(b)Calculation of Reference Income. No later than [***] calendar days following the end of each S&M Period, the Investment Recipient shall provide the Arranger with a calculation of Actual S&M Spend, Reference Income and the Investor Sharing Percentage of Reference Income for each Open Reference Cohort along with such backup information reasonably requested by the Arranger in connection therewith (such calculation, a "Disbursement Date Report"). In the event that the Arranger disagrees with any information set forth in a Disbursement Date Report or the payments made under Section 2.2(a), the Investment Recipient agrees to make itself available to discuss the calculations and the basis for such disagreement.
(c)Early Termination by the Arranger. In the event that the Arranger on behalf of the Investors elects to terminate the commitment to make further investments under this Agreement following the occurrence of any Commitment Termination Event, the Investment Recipient shall continue to remit Reference Income to the Arranger, on behalf of the applicable Investors, in accordance with Section 2.2(a) above until the Outstanding

Investor Share for each Reference Cohort is equal to $0.00. In the event of fraud, embezzlement, gross malfeasance or a Cancellation Event, which Cancellation Event continues for a period of five (5) days after the earlier of the actual knowledge thereof of a Responsible Officer of the Investment Recipient or written notice thereof to the Investment Recipient, the Arranger may demand payment in full of the applicable Investors' Outstanding Investor Share as of such time, and such amount shall be due within three (3) Business Days of Arranger's written demand; provided that in the event of a Cancellation Event that is reasonably curable, the Arranger may, in its reasonable discretion, reverse such demand.
(d)[***]
(e)Term; Termination. This Agreement shall become effective on the Effective Date and shall continue in full force and effect until the Termination Date.
3.Conditions of Advances.
3.1Conditions to the Effectiveness of Agreement. The effectiveness of this Agreement is subject to the receipt by the Arranger, on behalf of the Investors, of the following documents and the satisfaction of the following conditions, as applicable, on or prior to the Effective Date, each in form and substance satisfactory to the Arranger on behalf of the Investors:
(a)an executed copy of:
(i)this Agreement signed by all parties hereto; and
(ii)the Guarantee signed by all parties thereto;
(b)a good standing certificate for the Investment Recipient and equivalent thereof for the Prenetics Guarantor and the IM8 Guarantor from the Secretary of State (or similar official) of the state of the Investment Recipient's and such Guarantor's organization;
(c)a certificate of a Responsible Officer of the Investment Recipient certifying the names and true signatures of the incumbent officers authorized on behalf of the Investment Recipient to execute and deliver this Agreement, the Guarantee and any other documents to be executed or delivered by it hereunder, together with its organizational documents and resolutions, evidencing limited liability company action necessary for the Investment Recipient to execute, deliver and perform its obligations under this Agreement and the Guarantee;
(d)a certificate of a Responsible Officer for each Guarantor certifying signatures of the incumbent officers authorized on behalf of such Guarantor to execute and deliver this Agreement, the Guarantee and any other documents to be executed or delivered by it hereunder, together with its organizational documents and resolutions, evidencing corporate or other organizational action necessary for such Guarantor to execute, deliver and perform its obligations under this Agreement and the Guarantee;

(e)opinion of counsel to the Investment Recipient and the Guarantors with respect to incorporation and good standing, authorization, enforceability, non-contravention of operating documents and corporate matters of the Investment Recipient and the Guarantors, in each case reasonably acceptable to the Arranger;
(f)all documents and other evidence that the Arranger requires for its know-your-customer and other compliance checks on the Investment Recipient and Guarantors (including, without limitation, lien searches against the Investment Recipient and equivalent thereof against the Guarantors); and
(g)evidence of insurance coverage required by Section 4.16.
3.2Conditions to Each Investment. The Arranger's obligation to cause the advance of the Investment Amount to the Investment Recipient on any Investment Funding Date is subject to the satisfaction of the following conditions, or waiver by the Arranger thereof:
(a)the conditions set forth in Schedule A hereto shall have been satisfied (including that no Commitment Termination Event has occurred and is continuing);
(b)the Arranger shall have received an Investment Request with respect to such Investment Amount satisfying the requirements set forth in Section 2.1(a);
(c)the Arranger shall have received, in form and substance satisfactory to the Arranger, any additional documents and other evidence that the Arranger requires for its know-your-customer and other compliance checks on the Investment Recipient and the Guarantors;
(d)as of the related Investment Request Date and the related Investment Funding Date:
(i)the representations and warranties of the Investment Recipient and the Guarantors contained in this Agreement and the Guarantee shall be true and correct in all material respects (without duplication of other materiality qualifiers contained therein);
(ii)each of the Guarantors and the Investment Recipient shall be in compliance with each term, covenant and other provision of this Agreement and the Guarantee applicable to it in all material respects (without duplication of other materiality qualifiers contained therein);
(iii)no Cancellation Event shall have occurred and be continuing;
(iv)the Arranger continues to have a favorable assessment of the continued viability of the Investment Recipient and each of the Guarantors as a going concern, as of the Investment Funding Date, which assessment shall take into consideration, in the Arranger's reasonable discretion, the location of the Investment Recipient and each such

Guarantor and the effect of such location on the Investment Recipient's or such Guarantor's, as applicable, ability to continue its operations;
(v)to the best of the Investment Recipient's or the other applicable Group Company's knowledge, the Expected S&M Spend for such S&M Period and all prior S&M Periods is accurate, or if not, a Funding Adjustment has been submitted for all relevant S&M Periods for which an adjustment is required;
(vi)the Investment Recipient shall have demonstrated to the Arranger that all Cohort Threshold Tests have been satisfied after giving effect to any True-Down Election;
(vii)the Arranger, on behalf of the applicable Investors, shall have received all payments then due that the Investment Recipient is obligated to pay to the Arranger under this Agreement (or a Guarantor is obligated to pay to the Arranger under the Guarantee) as of the applicable Investment Funding Date;
(viii)upon satisfaction of the conditions in this Section 3.2 with respect to an Investment Amount, the Arranger shall execute the Investment Request, which Investment Request shall supplement Schedule C by identifying the Investors and their respective Percentage Interests;
(ix)no Senior Loan Default is in effect or will be prior to the Disbursement Date following such Investment Funding Date;
(x)solely following the occurrence and continuance of a Springing Lien Event, the Arranger has a perfected and continuing security interest in the Springing Collateral;
(xi)no [***] that has not been consented to by the Arranger shall have occurred; and
(xii)For every S&M Period up to and including the most recently-ended S&M Period prior to the Investment Funding Date, the total amount of Collections in respect of all Customers (including Customers who were acquired prior to the first S&M Period), which Collections were first deposited in accounts in the name of Investment Recipient and any other Group Company domiciled in the United States or the United Kingdom (each as determined by the Arranger, acting reasonably), exceeds the total Reference Income due or paid to Arranger in respect of such S&M Period(s) under this Agreement.
4.Representations and Warranties of the Group Companies.
Each of the Investment Recipient and the other Group Companies represents and warrants as follows as of the Effective Date, each Investment Funding Date and each Disbursement Date:

4.1Existence; Good Standing; Insolvency Proceeding. Each of the Group Companies is a duly formed limited liability company, private limited company or limited company, as applicable, validly existing and in good standing under the laws of its jurisdiction of formation and is duly qualified to do business, and is in good standing, in every jurisdiction where the nature of its business requires it to be so qualified. None of the Group Companies is subject to any Insolvency Proceeding.
4.2No Conflict, etc. The execution, delivery and performance by each Group Company of this Agreement, the Guarantee, the other Program Documents and each other document to be delivered by such Group Company hereunder, (i) are within such Group Company's corporate or other organizational powers, (ii) have been duly authorized by all necessary corporate or other organizational action, and (iii) do not contravene (A) such Group Company's organizational documents, (B) any contractual restriction binding on or affecting such Group Company or its property, or (C) any order, writ, judgment, award, injunction or decree binding on or affecting such Group Company or its property. This Agreement has been duly executed and delivered by each Group Company. No competing notice of assignment or payment instruction or other notice inconsistent with the transactions contemplated in this Agreement is in effect with respect to any Invested Receivable.
4.3Authorizations; Filings. No authorization, approval, permit, license or other action by, and no notice to or filing with, any governmental entity is required for the due execution, delivery and performance by the Group Companies of this Agreement, the Guarantee or any other Program Document.
4.4Enforceability. Each of this Agreement and the Guarantee constitutes the legal, valid and binding obligation of each Group Company, enforceable against such Group Company in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, fraudulent conveyance or other Laws relating to the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforcement is sought at equity or Law).
4.5Sale of Company. There is no executed agreement for a Sale of Company, or pending Sale of Company.
4.6Litigation Matters. There is no pending (or, to its knowledge, threatened in writing) action, proceeding, investigation or injunction, writ or restraining order affecting any Group Company or any of its Affiliates before any court, governmental entity or arbitrator which, in the Arranger's sole and reasonable discretion, could reasonably be expected to materially and adversely affect the value of the Invested Receivables, and none of the Group Companies is currently the subject of, or has present intention of taking any action to commence, an Insolvency Proceeding.
4.7Taxes. Each Group Company has (i) timely filed all federal and material state and local tax returns required to be filed by it and (ii) paid, or caused to be paid, all taxes, assessments and other governmental charges, if any, other than taxes, assessments and other governmental charges being contested in good faith by appropriate proceedings and as to which adequate reserves have been provided in accordance with IFRS, except to the extent that any such non-filing or non-payment could not, in the Arranger's sole and reasonable discretion, reasonably be expected to adversely affect the value of the Invested Receivables.
4.8Material Adverse Change. There exists no event which has or is reasonably likely to result in a Material Adverse Change.
4.9Compliance With Laws. Each Group Company has complied with the Laws applicable to it in all material respects. None of the Group Companies nor, to any Group Company's knowledge, any director, officer, member, manager or other controlling person thereof has engaged in any fraud, embezzlement, malfeasance, gross mismanagement or misappropriation of funds, willful misconduct or any similar activities, and no allegations of any of the foregoing or charges in respect of the foregoing have been made, brought against or threatened in writing against any Group Company or, to any Group Company's knowledge, any director, officer, member, manager or other controlling person thereof.
4.10Review. Each Group Company has discussed and reviewed this Agreement and the Guarantee with its representative accountants, independent auditors and counsel to the extent such Group Company deemed reasonably necessary.
4.11Investment Company Act. None of the Group Companies is required to register as an "investment company" as defined in the Investment Company Act.
4.12No Brokers or Finders. None of the Group Companies has incurred or become liable for any broker's commission or finder's fee relating to the transactions contemplated by this Agreement.
4.13Company Provided Data. The information delivered by the Group Companies (or the Investment Recipient on behalf of the other Group Companies) to the Arranger in respect of Reference Cohorts, historical performance and other relevant areas as determined by the Arranger in its sole and reasonable discretion is, to the knowledge of each Group Company, true and correct in all material respects and does not omit to state a material fact necessary in order to make the information contained therein not misleading.
4.14Invested Receivables. The Investment Recipient and/or the IM8 Guarantor is the legal owner of each related Invested Receivable free and clear of any Lien, subject to Permitted Liens. The Group Companies have not authorized the filing of and are not aware of any financing statements (or, with respect to a Group Company that is not organized in the U.S., an equivalent instrument required to achieve perfection of a Lien) filed against any of them that include a description of collateral covering such Invested Receivable other than any financing statement that has been terminated or amended to reflect the release of any security interest in such Invested Receivable except for in connection with Permitted Liens.
4.15Anti-Corruption Laws & Sanctions. Each Group Company has implemented and maintains in effect policies and procedures reasonably designed to ensure compliance by it and its directors, officers, employees and agents, when acting at the direction of or for the benefit of such Group Company, with Anti-Corruption Laws and applicable Sanctions.

Each Group Company and, to the knowledge of each Group Company, its respective officers, employees and directors are in compliance with Anti-Corruption Laws and applicable Sanctions. None of the Group Companies nor any of their subsidiaries (including the Investment Recipient) have taken, paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any Government Official for the purpose of: (a) influencing any act or decision of such person in their official capacity; (b) inducing such person to act (including through action or omission) in violation of the lawful duty of such person; (c) securing any improper advantage; or (d) inducing such person to use their influence to affect or influence any act or decision of a Government Entity, in order to assist any Group Company, any of its subsidiaries (including the Investment Recipient), or any other Person in obtaining or retaining business for or with, or directing business to, any Person. None of the Group Companies, any of their subsidiaries nor, to the knowledge of any Group Company, any Affiliate of any of the foregoing, (a) is a Sanctioned Entity; (b) to its knowledge is under investigation for an alleged breach of Sanction(s) by any Governmental Authority that enforces Sanctions; (c) has, within the last five (5) years, engaged in a transaction or dealing, directly or indirectly, with or involving a Sanctioned Country or Sanctioned Entity that violated applicable Sanctions; or (d) will fund any payment in connection with the Invested Receivables with proceeds derived from any transaction that would be prohibited by applicable Sanctions or would otherwise cause any Investor or the Arranger to be in breach of any applicable Sanctions. The transactions contemplated by this Agreement will not violate Anti-Corruption Laws, Anti-Money Laundering Laws, or applicable Sanctions.
4.16Insurance Policy. The Group Companies shall maintain or cause to be maintained, with insurance companies that the Group Companies believe (in good faith judgment of the management of the Group Companies) are financially sound and reputable insurers at the time the relevant coverage is placed or renewed, insurance coverage with respect to liabilities, losses or damage in respect of the assets, properties and businesses of each Group Company and its subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons.
4.17Regulatory Event. There exists no event which has or is reasonably likely to result in a Regulatory Event.
5.Covenants of Group Companies.
From the Effective Date until the Termination Date, the Investment Recipient, and, where applicable, the other Group Companies, shall do all of the following:
5.1Notice of Disputes, Breaches. Together with all information delivered pursuant to Section 5.8 below, the Investment Recipient and each other applicable Group Company shall provide written notice to the Arranger (i) of the occurrence of any dispute with a Customer who is a member of any Reference Cohort related to any Invested Receivable where the amount at risk exceeds the lesser of (x) [***]% of the Investment Amount for the applicable Open Reference Cohort or (y) $[***] in respect of any Invested Receivable, (ii) of the occurrence of any material breach by a Reference Cohort that may reasonably give rise to Customer failing to pay an amount due in excess of the lesser of (x) [***]% of the Investment Amount for the applicable Open Reference Cohort or (y) $[***] under any Invested Receivable, (iii) any Insolvency Proceeding with respect to any Reference Cohort for any Invested Receivable in excess of $[***], or (iv) it becoming illegal or highly impracticable for a Reference Cohort to pay all or any part of the amount due in respect of the Invested Receivable.
5.2Invested Receivables. Each Group Company, at its expense, shall timely and fully perform all terms, covenants and other provisions required to be performed by it under each agreement with its Reference Cohorts and for the enforcement of the related obligations thereunder and shall promptly notify the Arranger of any material breaches of any agreement with a Reference Cohort by any Group Company.
5.3Existence. Each Group Company shall (i) comply in all material respects with all applicable laws, rules, regulations and orders and (ii) preserve and maintain its organizational existence, rights, franchises, required qualifications, and privileges, except in the case of (i) or (ii), as could not reasonably be expected to result in a Material Adverse Change. Other than for a corporate reorganization or other valid corporate reason, each Group Company shall keep its state of organization as in effect on the date of this Agreement and principal place of business and chief executive office and the office where it keeps its records concerning the Invested Receivables at the address set forth in Section 12 hereof or, in each case, upon ten (10) Business Days' prior written notice to the Arranger, at any other locations in jurisdictions where all actions reasonably necessary to protect and maintain the Arranger's, on behalf of the applicable Investors, interest in the Invested Receivables have been taken and completed.
5.4Books and Records. Each Group Company shall maintain accurate books and accounts with respect to the Invested Receivables. Each Group Company shall maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing the Invested Receivables in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records and other information reasonably necessary or advisable for collecting the Invested Receivables (including, without limitation, records adequate to permit the daily identification of the Invested Receivables and all collections of and adjustments to the existing Invested Receivables).
5.5Ongoing Data Access. Each Group Company shall grant the Arranger continuous (at least daily) access to its internal systems (through an ETL or otherwise) that provide all underlying detailed data for Customers, Reference Cohorts (and the groups of Customers that would have constituted Reference Cohorts for each one-month period starting on January 1, 2020 through the last day of the month immediately prior to the Effective Date; such group of Customers, the "Historical Cohorts"), Reference Income (including, for the avoidance of doubt, the amounts which would have constituted Reference Income of the Historical Cohorts in months prior to the Effective Date), calculation of Cohort Threshold Tests, Actual S&M Spend and all other related information reasonably needed by the Arranger, on behalf of the applicable Investors. None of the Group Companies shall make any personal information, as defined by any Data Protection Law applicable to them or any other information, accessible to the Arranger in breach of applicable Data Protection Laws. The Group Companies shall notify the Arranger within five (5) Business Days after discovery of any such personal information made accessible to the Arranger in any Group Company's system in breach of applicable Data Protection Laws.
5.6Sales and Liens; Indebtedness; Grant of Security Interest.
(a)None of the Group Companies shall sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Lien, encumbrance or security interest upon or with respect to, any Invested Receivable, except for Permitted Liens. Other than this Agreement, none of the Group Companies will accept any investment in the Invested Receivables that entitles the applicable investor to receive a return directly or indirectly based on the collections of the Invested Receivables.
(b)None of the Group Companies shall create, incur, assume, suffer to exist or otherwise become liable for any Indebtedness unless (x) subject to an intercreditor or subordination agreement in form and substance reasonably satisfactory to and approved in writing by the Arranger or (y) such Indebtedness arises from any loan, extension of credit or similar arrangement (collectively, "Intercompany Loans") (i) between the IM8 Guarantor and the Prenetics Guarantor to the extent such Intercompany Loan does not use the proceeds of the Investment Amounts provided hereunder or proceeds from the Invested Receivables, (ii) between the Prenetics Guarantor and Prenetics Global Limited to the extent such Intercompany Loan does not use the proceeds of the Investment Amounts provided hereunder or proceeds from the Invested Receivables, (iii) from the IM8 Guarantor or the Prenetics Guarantor to the Investment Recipient, or (iv) from the Investment Recipient to the IM8 Guarantor, provided that the IM8 Guarantor shall not use the proceeds of such Intercompany Loan to make Intercompany Loans to other Affiliates.
(c)Immediately upon the occurrence of a Springing Lien Event (a) each of the Group Companies shall be deemed without any further action to grant to the Arranger, to secure the payment and performance in full of all of the Invested Receivables and all other amounts owed to the Investors and the Arranger hereunder, a continuing security interest in, and pledge to the Arranger of the Springing Collateral, and (b) at the Arranger's discretion, the Arranger may take any steps deemed necessary by the Arranger in its reasonable determination to perfect and protect its Lien on the Springing Collateral, including without limitation, the filing of UCC financing statements, registration statements and such other instruments and documents required to perfect and protect the Arranger's Lien on the Springing Collateral; it being understood and agreed that the Arranger will not file any UCC financing statements, registration statements or such other instruments or documents until after the occurrence of a Springing Lien Event.
5.7Extension or Amendment of Invested Receivables. None of the Group Companies shall materially extend the payment terms under any Invested Receivable, materially amend any Invested Receivable or otherwise waive or permit or agree to any material deviation from the terms or conditions of any Invested Receivable in excess of the lesser of (x) [***]% of the Investment Amount for the applicable Open Reference Cohort or (y) $[***] unless, in each case (i) the Arranger, on behalf of the applicable Investors, shall have provided its prior written consent thereto, (ii) such alteration, amendment, deviation or waiver does not result in a change to the investment return or (iii) the Group Companies shall have offered the Arranger, on behalf of the applicable Investors, such other financial accommodation that is acceptable to the Arranger in its sole discretion.
5.8Reporting and Notice Requirements.
(a)On or before the 45th day following the end of each calendar month, for the reporting period ending on the last day of such month, the Investment Recipient shall provide the Arranger with the Prenetics Group's consolidated unaudited management accounts, and any other key unaudited operating financial metrics tracked by Prenetics Global Limited and requested by the Arranger, the form of such report to be agreed prior to the Effective Date.
(b)On or before the 30th day following the end of each calendar month, for the reporting period ending on the last day of such month, the Investment Recipient shall provide the Arranger with "flash" financials of the Investment Recipient and IM8 Guarantor (which financials shall include Investment Recipient’s and IM8 Guarantor's balance sheet as of the end of such calendar month, income statement for such calendar month, and revenue and Cash collections from such calendar month).
(c)No more than thirty (30) days after completion and signing of the applicable audit, the Investment Recipient shall provide the Arranger with the Prenetics Group's consolidated annual audited financial statements; provided that, if such consolidated annual audited financial statements are not available within one hundred twenty (120) days after the end of the Prenetics Group's fiscal year, (i) the Investment Recipient shall provide the Arranger with a written explanation regarding such unavailability and the Prenetics Group's consolidated annual unaudited financial statements and (ii) the Investment Recipient shall provide the Arranger with the Prenetics Group's consolidated annual audited financial statements promptly upon such statements becoming available.
(d)On or before the 30th day following the end of each calendar month, the Investment Recipient shall provide the Arranger with a calculation of the Cohort Threshold Test for each Open Reference Cohort.
(e)Each Group Company represents and warrants that it will take reasonable measures to ensure that no information is revealed, transmitted, or made available to the Arranger that is deemed "personal information" (or equivalent) in breach of any Data Protection Law applicable to such Group Company or the information in question. Insofar as any Group Company reveals, transmits, or makes available to the Arranger any personal information, each Group Company agrees to, jointly and severally, indemnify the Arranger (together with its affiliates, officers, directors, agents, representatives, shareholders, counsel and employees) from and against any and all claims, losses and liabilities (including, without limitation, reasonable and documented attorneys' fees) resulting from breach of data protection and data security laws or regulations with respect to that personal information, other than for breaches resulting from the Arranger's actions or omissions.
(f)As soon as reasonably practicable following the Arranger's written request (and in no event later than thirty (30) days thereafter), the Group Companies shall provide to the Arranger such other information regarding their business, financial condition, operations and such other matters as the Arranger may reasonably request.
(g)Substantially concurrently with the distribution thereof, the Group Companies shall provide to the Arranger copies of all materials, meeting invitations, business information, corporate presentations and "decks," financial reports and other documents and information which any Group Company provides to any of its equity holders or financing providers; provided that if any Group Company is restricted by applicable Law or existing contractual obligations from providing any such information, such Group Company shall provide notice and explanation of why the same were not provided, together with a reasonably detailed summary of such omitted information (to the extent practicable and permitted by such applicable Laws or contractual restrictions); provided further that distribution to the Arranger, as required by this paragraph, shall be deemed to have been made if the applicable materials are posted on such Group Company's website or filed with the U.S. Securities and Exchange Commission.
(h)On or before the date that is two (2) Business Days prior to any Disbursement Date, the Investment Recipient shall complete and deliver to the Arranger a S&M Period Funds Flow ("S&M Period Funds Flow") substantially in the form of Exhibit C hereof.
(i)If applicable, on the Effective Date and thereafter, within seven (7) days upon the incurrence thereof (and in no event later than the date of the Disbursement Date Report following the incurrence thereof), each Group Company shall disclose to the Arranger (in writing in reasonable detail) any financing arrangements and other indebtedness (including without limitation letters of credit, interest rate and currency hedging, swap and cap agreements, capital lease obligations, deferred purchase price obligations, guarantees and other contingent obligations, and other indebtedness), whether or not relating to the Invested Receivables, which (i) is in an aggregate amount in excess of $10,000,000, (ii) contains any financial covenants or limitations on Liens or indebtedness of such Group Company and/or (iii) contains any "most favored nation," cross-default or cross-acceleration provisions in respect of this Agreement or any other indebtedness of such Group Company.
(j)Substantially concurrently with the distribution thereof, each Group Company shall provide to the Arranger copies of all financial reports, compliance certificates, covenant calculations, and other statements or certificates made available or delivered to lenders under any Senior Loan Agreement.
(k)The Investment Recipient shall notify the Arranger promptly, but in any event no later than three (3) Business Days, after the Investment Recipient receives a notice or becomes aware of a Senior Loan Default, any other similar notice, or any other written communications with respect to any Senior Loan Default, in each case, under the Senior Loan

Agreement and shall provide the Arranger with copies of such notice or written communication in connection therewith.
(l)Each Group Company shall deliver to the Arranger copies of any amendments or waivers in relation to the Senior Loan Agreement no later than three (3) Business Days after such Group Company receives or enters into such amendments or waivers.
(m)Each Group Company shall notify the Arranger at least ten (10) Business Days in advance of entering into agreements with any Senior Lender which would trigger the occurrence of a Springing Lien Event.
5.9Taxes. Each Group Company will pay any and all (i) taxes relating to, or arising out of the investment in the performance of the Invested Receivables (including applicable gross-up for any withholding taxes) and (ii) any taxes in the nature of net income or franchise taxes payable in connection with the Invested Receivables.
5.10Not Adversely Affect Investors' Rights. Each Group Company shall refrain from any act or omission that, in its reasonable judgment, is likely to prejudice or limit in any material respect any Investor's ability to receive its share of any Reference Income.
5.11Compliance with Laws. Each Group Company shall comply with all Laws applicable to it in all material respects.
5.12Further Assurances. Each Group Company shall, at its expense, promptly execute and deliver all further instruments and documents, and take all further action that the Arranger may reasonably request, from time to time, and to the extent not inconsistent with the terms hereof, in order to protect or more fully evidence any investment in the Invested Receivables, or to enable the Arranger to exercise or enforce its rights on behalf of the Investors to receive the investment return in respect of the Invested Receivables.
5.13Sanctions. None of the Group Companies, nor any Person directly or indirectly Controlling any Group Company, and no Person directly or indirectly Controlled by any Group Company (including the Investment Recipient), and no other Affiliate of any of the foregoing, in each case directly or indirectly, shall use any portion of any Investment Amount paid hereunder, or lend, contribute, or otherwise make available any portion of any Investment Amount paid hereunder to any subsidiary, joint venture partner, or other Person (i) to fund any activities or business of or with a Sanctioned Entity (with respect to sectoral sanctions, to the extent prohibited by applicable Sanctions), or (ii) in any manner that would be prohibited by applicable Sanctions or would otherwise cause the Arranger or any Investor to be in breach of any applicable Sanctions. Each Group Company shall comply with all applicable Anti-Corruption Laws and Sanctions in all material respects, and shall maintain policies and procedures reasonably designed to ensure compliance with Sanctions. Each Group Company will not, and will not permit any Person directly or indirectly Controlled by such Group Company (including the Investment Recipient) to (a) (i) become a Sanctioned Entity (including by virtue of being owned or controlled by a Sanctioned Entity) or own or control a Sanctioned Entity, or (ii) engage in any dealing or transaction with any Person if such dealing or transaction would be in breach of Sanctions or would cause such Group Company, any Person Controlled by such Group Company (including the Investment Recipient), the Arranger or any Investor to be in breach of Sanctions or (b) could expose any of the foregoing to a risk of designation under any Sanctions.
5.14Anti-Corruption Laws and Anti-Money Laundering Laws. Each Group Company, each Person directly or indirectly Controlling each Group Company, and each Person directly or indirectly Controlled by any Group Company (including the Investment Recipient) shall, (i) comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws; (ii) maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws; (iii) not use any portion of any Investment Amount paid hereunder in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws; and (iv) not take, pay, offer, promise, or authorize the payment of money or anything of value, directly or indirectly, to any Government Official for the purpose of: (a) influencing any act or decision of such person in their official capacity; (b) inducing such person to act (including through action or omission) in violation of the lawful duty of such person; (c) securing any improper advantage; or (d) inducing such person to use their influence to affect or influence any act or decision of a Government Entity, in order to assist such Group Company, any of its subsidiaries (including the Investment Recipient), or any other Person in obtaining or retaining business for or with, or directing business to, any Person.
5.15Examination and Visits. Each Group Company shall, upon the Arranger's reasonable request, at the Arranger's reasonable expense, during regular business hours, permit the Arranger, or its agents or representatives, upon reasonable prior notice of at least ten (10) Business Days, (i) on a confidential basis, to examine all books, records and documents (including, without limitation, computer tapes and disks) in its possession or under its control relating to each Invested Receivable and (ii) not more than one (1) time annually to visit its offices and properties for the purpose of examining such materials described in clause (i) above, and to discuss matters relating to each Invested Receivable or such Group Company's performance hereunder with any of its officers or employees having knowledge of such matters.
5.16Accuracy of Information. All information furnished by any Group Company to the Arranger hereunder will be true, correct and accurate in all material respects to the knowledge of such Group Company, on the date such information is provided, stated or certified and will not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained therein not misleading.
5.17Anti-Cash Hoarding. To the extent any Group Company or any Affiliate of any Group Company receives (or is entitled to receive) any Reference Income which constitutes the Investor Sharing Percentage or any other amounts payable to the Arranger, on behalf of the applicable Investors, hereunder, such Group Company shall distribute or otherwise transfer, or such Group Company shall cause such Affiliate to distribute or otherwise transfer, such amounts to the Investment Recipient when payment is due pursuant to this Agreement and the applicable Investment Request prior to any payments being made pursuant to this Agreement and the applicable Investment Request, such amount to be added to the S&M Period Funds Flow for such S&M Period and further paid over to the Arranger as and when such amounts are required to be paid to the Arranger, on behalf of the applicable Investors, under this Agreement.
5.18VCOC Management Rights. The Arranger shall be entitled to those certain rights constituting "management rights" (within the meaning of the United States Department of Labor Regulation published at 29 C.F.R. 2510.3-101) (the "Plan Asset Regulation") to be a venture capital operating company (a "VCOC") as defined in the Plan Asset Regulation, as amended, in furtherance of its VCOC-related compliance efforts, those agreed rights listed in Exhibit D, and each Group Company shall perform its obligations listed in Exhibit D. The Arranger agrees that it will, and will cause each of its representatives to, keep confidential, not disclose and not use for any other purpose unrelated to the qualification of the Arranger as a VCOC any confidential information obtained or learned pursuant to the terms of this Section 5.18 and Exhibit D. Notwithstanding anything contained herein, no Group Company shall be obligated to provide, and the Arranger may be excluded from access to, any materials or information to the extent that such Group Company determines in good faith that such exclusion is reasonably necessary to preserve attorney-client privilege, to protect highly confidential information or to prevent the disclosure of trade secrets. The confidentiality provisions set forth above shall survive termination of this Agreement.
5.19Sale of Company. The Group Companies shall use commercially reasonable efforts to provide the Arranger at least five (5) Business Days' prior written notice of a Sale of Company.
5.20Change in Name, Form or Jurisdiction of Organization. To the extent a Springing Lien Event has occurred with respect to a Group Company, the related Group Company shall not make (i) any change to its name (within the meaning of Section 9-507(c) of any applicable enactment of the UCC) indicated on its certificate of organization or certificate of incorporation (or equivalent organizational document), (ii) change its form of organization or its jurisdiction of organization, unless, in either case, prior to the effective date of such change, it delivers to the Arranger for its approval such proposed financing statements or amendments to financing statements (Form UCC-1 or Form UCC-3, respectively) to reflect such name change or change in form or jurisdiction of organization or (iii) any change to its name, registered number, jurisdiction of incorporation, its legal form or take any other action which could adversely affect the validity, enforcement, perfection or priority of any Lien.
6.Administration of Invested Receivables.
6.1Invested Receivables. Each Group Company shall administer and service the Invested Receivables and perform all obligations as servicer and all commercially reasonable, customary and appropriate commercial collection activities in arranging the timely payment of amounts due and owing by any Customer all in accordance with applicable Laws, with commercially reasonable care and diligence, including, without limitation, diligently and faithfully performing all servicing and collection actions. In connection with its servicing obligations, each Group Company shall perform its obligations and exercise its rights under each Invested Receivable with the same care and applying the same policies as it applies to receivables similar to the Invested Receivables generally as if the Investors had not invested in such Invested Receivables and shall act in a commercially reasonable manner to maximize collections on the Invested Receivables. Each Group Company may perform any and all of its duties and exercise its rights and powers as servicer by or through any one or more agents appointed by it, provided that, notwithstanding the appointment of any such agents, each Group Company shall remain liable for the performance of the obligations in this Section 6.
6.2Terms of Service. Each Group Company shall engage in commercially reasonable customer service, promotional and marketing activities with respect to Customers constituting part of any Reference Cohort under all existing and future receivables, which customer service, promotional and marketing activities are, to the extent applicable, consistent with those customer service, promotional and marketing activities engaged in by such Group Company with Customers under similar receivables and future receivables of such Group Company for which the Investors have not invested in the performance thereof.
7.Indemnities and Set-Off.
7.1General Indemnification. Each Group Company agrees to, jointly and severally, indemnify the Arranger and the Investors (together with their respective Affiliates, officers, directors, agents, representatives, shareholders, counsel and employees, each, an "Indemnified Party") from and against any and all claims, losses and liabilities (including, without limitation, reasonable and documented attorneys' fees of one (1) counsel) arising out of or resulting from a [***] for which the Investment Recipient did not request the Arranger's prior consent or any Cancellation Event. The foregoing indemnification shall not apply in the case of any claims, losses or liabilities to the extent resulting solely from the gross negligence, bad faith, fraud or willful misconduct of an Indemnified Party. The Investment Recipient will have the right at any time to conduct and control the defense of, negotiate, settle or otherwise control any claims pursuant to this Section 7.1 and to select counsel of reasonable experience and expertise in the relevant area(s) of law implicated by such claims; provided, however, that if the defendants in any such action include any Group Company and the Arranger and the Indemnified Parties shall have reasonably concluded that there may be legal defenses available to it or them and/or other Indemnified Parties that are different from or additional to those available to the Investment Recipient such that joint representation of the parties would create an ethical conflict of interest for counsel, the Indemnified Party or parties shall have the right to elect for the Indemnified Parties to be represented by one (1) separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party or parties. Each Group Company agrees that it shall not, without the consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could reasonably have been a party and indemnity could reasonably have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such Indemnified Party.
7.2Tax Indemnification. Each Group Company will jointly and severally indemnify the Arranger and the Investors for (i) any taxes withheld or deducted from payments on an Invested Receivable whether by the related Customer or by any Group Company, (ii) any taxes payable by such Group Company pursuant to Section 4.7 or Section 10 of this Agreement and (iii) costs, expenses and reasonable and documented fees of counsel selected by Arranger in defending against the same, whether arising by reason of the acts to be performed by any Group Company hereunder or otherwise, in each case, other than Excluded Taxes. For purposes of this Section 7.2, the references to "tax” or "taxes" shall include any interest, additions to tax or penalties applicable thereto.
8.Retained Obligations. Neither the Arranger nor any Investor shall have any responsibility for, or have any liability with respect to, the performance of the Invested Receivables. All obligations of the Group Companies under each Invested Receivable and Customer Agreement, including all representations and warranty obligations, all servicing obligations and all maintenance obligations, shall be retained by the Group Companies (the "Retained Obligations"). Neither any claim that any Group Company may have against any Reference Cohort or any other Person, nor the failure of any Reference Cohort to fulfill its obligations under the related Invested Receivable, shall affect the obligations of such Group Company to perform its obligations and make payments required to be made by such Group Company hereunder or under the Guarantee, and none of such events or circumstances shall be used as a defense or as set-off, counterclaim or cross-complaint as against the performance or payment of any of such Group Company's obligations hereunder or under the Guarantee.
9.Costs and Expenses; Default Rate. Any fees, expenses or other amounts payable by any Group Company to the Arranger or the Investors in connection with this Agreement or the Guarantee (other than, in each case, any legal, accounting, tax or consultant fees and/or expenses) shall bear interest each day from the date following the date due therefor, until paid in full at the Default Rate, whether before or after judgment. Fees are deemed payable on the date or dates set forth herein; expenses, indemnity, or other amounts payable by any Group Company to the Arranger or the Investors are due five (5) Business Days after receipt by such Group Company of written demand thereof. All interest amounts calculated under this Section 9 on a per annum basis shall be calculated on the basis of a year of three hundred sixty (360) days consisting of twelve (12) 30-day months.
10.General Payments. All amounts payable by any Group Company to the Arranger, on behalf of the applicable Investors, under this Agreement shall be paid in full, free and clear of all deductions, set-off or withholdings whatsoever except only as may be required by Law, and shall be paid on the date such amount is due to the Arranger, on behalf of the applicable Investors. If any deduction or withholding is required by Law (other than Excluded Taxes), the Group Companies shall pay to the Arranger, on behalf of the applicable Investors, such additional amount as necessary to ensure that the net amount actually received by the Arranger, on behalf of the applicable Investors, equals to the full amount the Arranger, on behalf of the applicable Investors, should have received had no such deduction or withholding been required. All payments to be made or due hereunder shall be in United States dollars, including, but not limited to, Reference Income and Investment Amount. Any amounts that would fall due for payment on a day other than a Business Day shall be payable on the succeeding Business Day. All interest amounts calculated on a per annum basis hereunder are calculated on the basis of a year of three hundred sixty (360) days consisting of twelve (12) 30-day months.
11.Tax and Accounting Treatment. Each Group Company and the Arranger, and each applicable Investor, shall treat each Investment Amount as debt for tax and accounting purposes and shall not report on any applicable tax return or financial statement in a manner that is inconsistent with such treatment. Further, this Agreement and any Investment Amount shall not be treated as creating a partnership (for tax purposes or otherwise) between any Group

Company and the Arranger or any applicable Investor. Each Group Company shall make all disclosures required by applicable law or regulation with respect to the Investors' investment in the performance of the Invested Receivables and account for such investment in accordance with IFRS.
12.Notices. Unless otherwise provided herein, any notice, request or other communication which the Arranger or any Group Company may be required or may desire to give to the other party under any provision of this Agreement shall be in writing and sent by e-mail, hand delivery, courier or first class mail, or certified or registered mail and postage prepaid, and shall be deemed to have been given or made when transmitted (i) if delivered by e-mail, after receipt of an electronic receipt from the recipient's e-mail system or confirmation or acknowledgment of receipt by the recipient, (ii) if delivered by hand, after actual receipt and (iii) if delivered by courier or certified or registered mail, after receipt of a delivery confirmation, and in each case addressed to the Arranger, any Guarantor or the Investment Recipient as set forth below. Any party hereto may change the address to which all notices, requests and other communications are to be sent to it by giving written notice of such address change to the other parties in conformity with this paragraph, but such change shall not be effective until notice of such change has been received by the other parties.
If to the Investment Recipient or any Guarantor (other than the Prenetics Guarantor or the IM8 Guarantor):
IM8 (US) LLC
c/o Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]
If to the Prenetics Guarantor or the IM8 Guarantor, as applicable:
Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]
and
IM8 Limited
c/o Prenetics Limited
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Email: [***]
If to the Arranger:
GC Customer Value Arranger, LLC

[***]
Email: [***]

Each Group Company agrees that the Arranger may presume the authenticity, genuineness, accuracy, completeness and due execution of any email or fax communication bearing a facsimile or scanned signature resembling a signature of an authorized Person of any Group Company without further verification or inquiry by the Arranger. Notwithstanding the foregoing, the Arranger in its sole discretion may elect not to act or rely upon such a communication and shall be entitled (but not obligated) to make inquiries or require further action by any Group Company to authenticate any such communication.
13.Survival. All covenants, representations and warranties made herein shall continue in full force and effect until the Termination Date; provided that, each Group Company's obligations to indemnify the Indemnified Parties pursuant to Section 7 and Section 9 hereof shall survive until the third (3rd) anniversary of the Termination Date.
14.Governing Law; Venue; Waiver of Jury Trial; etc.
14.1This Agreement shall be governed by the Laws of the State of New York, without giving effect to conflict of laws principles that would require the application of the Law of any other jurisdiction other than Sections 5-1401 and 5-1402 of the New York General Obligations Law.
14.2Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any federal court of the United States, or New York state court if required by Law, sitting in the Borough of Manhattan, New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment. Each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such federal court or New York State court to the extent required by Law to be heard in such state court. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any federal court located in the Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of inconvenient forum to the maintenance of such action or proceeding in any such court.
14.3EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT THAT SUCH PERSON MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS.

14.4Each non-U.S. Guarantor irrevocably and unconditionally appoints Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, as its process agent in New York to receive on its behalf service of process in any proceedings in New York. If for any reason such process agent ceases to act or no longer has an address in New York, such Guarantor shall promptly appoint a substitute process agent approved by the Arranger and notify the Arranger of such appointment.
15.Fees and Expenses. The Investment Recipient shall pay (i) all reasonable and documented out-of-pocket expenses, including but not limited to legal and accounting fees, incurred by the Arranger in connection with the preparation, execution, delivery and administration of this Agreement, the Guarantee, the other Program Documents and related documentation, including in connection with any amendments, modifications or waivers of the provisions of any Program Documents (whether or not the transactions contemplated thereby shall be consummated, but only to the extent such amendments, modifications or waivers were requested by any Group Company to be prepared); provided that any of the above fees and expenses to be paid by the Investment Recipient in connection with the preparation, execution and delivery of this Agreement, the Guarantee, the other Program Documents and related documentation on or prior to the Effective Date shall be paid on the Effective Date and there shall be a $[***] cap on the Arranger's fees and expenses that the Investment Recipient shall be responsible for reimbursing on the Effective Date and (ii) all reasonable and documented out-of-pocket expenses incurred by the Arranger in connection with the enforcement, collection or protection of its rights in connection with the Program Documents, including its rights under this Section 15, or in connection with the investments made hereunder. Other than to the extent required to be paid on the Effective Date, all amounts due under this Section 15 shall be payable by the Investment Recipient within thirty (30) days of receipt of an invoice relating thereto, setting forth such expenses in reasonable detail and together with backup documentation supporting such reimbursement requests (or as otherwise agreed by the Investment Recipient).
16.Dispute Resolution. In the Arranger's sole discretion, any controversy or claim arising out of or relating to this contract, or the breach thereof, may be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.
17.General Provisions.
17.1This Agreement represents the final agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements with respect to such subject matter. No provision of this Agreement may be amended or waived except by a writing signed by the parties hereto, including PDF signatures attached to an email or by any other electronic signature method (including, without limitation, DocuSign and AdobeSign), and such PDF or other electronic record will, for all purposes, be deemed to be the original signature of each party whose signature it reproduces, and will be binding upon such party. Notwithstanding the foregoing, the Schedule of Investments may be updated by the Arranger and the Investment Recipient at the time of execution of each Investment Request and the signatures to each such Investment Request shall constitute written consent of each party for each such update.
17.2This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that none of the

Group Companies may assign any rights hereunder without the Arranger's prior written consent, given or withheld in the Arranger's sole discretion; provided, further, that the Arranger may assign this Agreement, so long as the Arranger remains the sole counterparty to this Agreement for purposes of all rights and obligations hereunder, (i) to any of its Controlled Investment Affiliates at any time without the prior written consent of any Group Company and (ii) to any other party with the written consent of the Investment Recipient (such consent not to be unreasonably withheld, conditioned or delayed). The assignment of rights and obligations of any Investor hereunder may be assigned (and shall be deemed assigned for purposes of this Agreement) by delivery of an amended Schedule A to the relevant Investment Request. Following each such assignment, the Arranger shall deliver an updated Schedule C; provided that the failure to deliver an updated Schedule C shall not affect the validity of any assignment. Each Investor shall be an intended third party beneficiary of the Agreement entitled to enforce the Agreement as though it were a party hereto.
17.3Each provision of this Agreement shall be severable from every other provision hereof for the purpose of determining the legal enforceability of any specific provision. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Each party agrees that this Agreement and any other documents to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Agreement or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.
17.4It is understood and agreed that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by any Group Company and that the Arranger and the Investors shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach to the extent permitted by Law. In the event that such equitable relief is granted, such remedy or remedies shall not be deemed to be the exclusive remedy or remedies for breach or threatened breach of this Agreement but shall be in addition to all other remedies available to the Arranger and the Investors at law or equity.
18.Confidentiality. The Arranger agrees to maintain the confidentiality of any Confidential Information (as defined below) received from any Group Company and shall not disclose such Confidential Information to any third party except (a) as set forth in this Agreement, (b) to any employee, contractor, officer, director or agent who has a need to know such information, (c) to any existing or potential investor in, acquiror of, or lender or other financing source to, the receiving party in connection with such investor, acquiror lender or other financing source's existing or potential investment in, acquisition of or providing financing to the receiving party, so long as such investor, acquiror, lender or other financing source is bound by a written confidentiality agreement that covers such Confidential Information or (d) to members, managers, partners, affiliates, consultants, legal, financial and other advisors, representatives, and others who, in each case, agree to be bound by at least the same confidentiality undertakings as those set forth herein with respect to such Confidential Information. "Confidential Information" shall mean information of a party that is clearly identified as being "Confidential Information" or which a reasonable person would understand to be confidential, proprietary and/or non-public. "Confidential Information" shall not include any information that (i) is part of the public domain without any breach of this Agreement by the receiving party; (ii) is or becomes generally known to the general public or organizations engaged in the same or similar businesses as the receiving party on a non-confidential basis, through no wrongful act of such party; (iii) is known by the receiving party prior to disclosure to it hereunder without any obligation to keep it confidential; (iv) is disclosed to it by a third party which, to the best of the receiving party's knowledge, is not required to maintain the information as proprietary or confidential; (v) is independently developed by the receiving party without reference to Confidential Information of the other party; or (vi) is the subject of a written agreement whereby the other party consents to the disclosure of such Confidential Information on a non-confidential basis. The Arranger may disclose Confidential Information, without the consent of any Group Company, if such party becomes legally compelled (by applicable law, rule, regulation, oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information provided that the Arranger promptly notifies the Group Company of the demand for such a disclosure in order that the Group Company may undertake any available means to oppose such a disclosure that are in its discretion necessary and appropriate, and provided further that any resulting disclosure by the Arranger is strictly limited in scope and volume, as may be permissible. The obligations under this Section 18 shall terminate on the date which is seven (7) years from the date of the termination of this Agreement, except that with respect to any Confidential Information which is a trade secret, such obligations shall continue until such trade secret is no longer Confidential Information, if ever. The Arranger shall require that its employees, contractors, officers, directors and agents enter into confidentiality agreements which prevent the further disclosure of any Group Company's Confidential Information except in furtherance of the transactions contemplated hereunder.

IN WITNESS WHEREOF, each of the parties have caused this Agreement to be executed as of the date first above written.

IM8 (US) LLC, as Investment Recipient
By:
Name:
Title:

Customer Investment Agreement

GC CUSTOMER VALUE ARRANGER, LLC, as Arranger
By: General Catalyst Group Management LLC, its Manager
By:
Name:
Title:

Customer Investment Agreement

PRENETICS LIMITED, as a Guarantor
By:
Name: Title:
IM8 LIMITED, as a Guarantor
By:
Name:
Title:

Customer Investment Agreement

SCHEDULE A
SPECIFIED COMMERCIAL TERMS
1.Defined Terms.
1.1Definitions. Capitalized terms used but not defined in this Schedule A shall have the meanings set forth in the Agreement:
"Cohort Threshold Test" means a test that shall be satisfied for any Tested Cohort so long as all of the following conditions are met:
(a)for such Tested Cohort, an amount (expressed as a percentage) equal to the aggregate Reference Income earned across all Customers of such Tested Cohort during the first two (2) full S&M Periods starting with (and including) the S&M Period in which such Tested Cohort was originated (measured cumulatively), divided by the Actual S&M Spend for the S&M Period in which such Tested Cohort was originated shall be equal to or greater than [***]% ("Threshold M1");

(b)for such Tested Cohort, an amount (expressed as a percentage) equal to the aggregate Reference Income earned across all Customers of such Tested Cohort during the first four (4) full S&M Periods starting with (and including) the S&M Period in which such Tested Cohort was originated (measured cumulatively), divided by the Actual S&M Spend for the S&M Period in which such Tested Cohort was originated shall be equal to or greater than [***]% ("Threshold M3"); and

(c)for such Tested Cohort, and any block of three consecutive S&M Periods starting with the block that runs from (and including) the fourth (4th) S&M Period after the S&M Period in which such Tested Cohort was originated, an amount (expressed as a percentage) equal to the aggregate Reference Income earned across all Customers of such Tested Cohort that was earned incrementally in any such three consecutive S&M Period block, divided by the Actual S&M Spend for the S&M Period in which such Tested Cohort was originated shall be equal to or greater than [***]% ("Threshold Delta M4-6+").
"Collections" means total cash collected or earned by all Group Companies in respect of Customers associated with the Customers' subscription or membership payments (such collections or earnings represented by the "amount" payment amount and associated "payment_date" data fields in the dataset provided by each Group Company to the Arranger), but excluding cash collection or earned in respect of Customers whose "order_status" data field in the dataset provided to the Arranger is not shown as "paid."
"Commitment Period" means the period of time from the Effective Date through and including August 11, 2028; provided that, the Commitment Period may be modified upon mutual written agreement of the Investment Recipient and the Arranger (which written agreement may be in email form); provided further that, the Commitment Period shall terminate if the Arranger elects to terminate it pursuant to Section 2.1(c) of this Schedule A or

Sch. A-1

the Investment Recipient elects to terminate it pursuant to Section 2.1(d) of this Schedule A. Promptly after nineteen (19) consecutive S&M Periods have elapsed following the Effective Date, the Investment Recipient and the Arranger may mutually agree to extend the Commitment Period by nineteen (19) additional S&M Periods (an "Extension") and may mutually agree to additional Extensions thereafter, and each Extension is expected, but not required, to be accompanied by an increase to the Maximum Invested Amount, as mutually agreed by the parties. Following the effective date of any such Extension, the Commitment Period shall be automatically updated to give effect to such Extension and the Maximum Invested Amount shall be automatically updated to give effect to any related increase.
"Commitment Termination Events" has the meaning set forth in Section 2.1(c) of this Schedule A.
"Internal Rate of Return" means the rate of return, expressed as a percentage, obtained by running the XIRR function in Microsoft Excel, Google Sheets, or similar spreadsheet tool or computer program, with such function taking as inputs the cash disbursements/collections and associated dates of such disbursements/collections as described when such term is used in this Agreement. For the avoidance of doubt, cash disbursements from the Arranger to the Investment Recipient shall be expressed as negative amounts and cash disbursements from the Investment Recipient to the Arranger shall be expressed as positive amounts in the calculation of such Internal Rate of Return.
"Invested Receivable" means, collectively, an amount owed to any Group Company by a Reference Cohort, payment processor or other source expected to generate Reference Income.
"Investor Cap Amount" means, with respect to any Reference Cohort, the lesser of (a) the Return Multiple Cap and (b) the IRR Cap; provided that, on and after the date that is ten (10) years following the first day of the S&M Period in which such Reference Cohort was originated, the Investor Cap Amount with respect to such Reference Cohort shall be zero.
"Investor Funding Percentage" means, with respect to any Reference Cohort for a S&M Period, the quotient of (i) the applicable Investment Amount divided by (ii) the respective Expected S&M Spend; provided, however, that in the case of a Spend Reconciliation or a True-Down Election, the Investor Funding Percentage may be revised pursuant to a Funding Adjustment; provided further, that the Investor Funding Percentage shall not exceed 0.70, unless otherwise agreed to in the related Investment Request in the Arranger's sole discretion.
"Investor Sharing Percentage" means, with respect to any Reference Cohort, a percentage equal to the Investor Funding Percentage; provided, however, that immediately in the event of a Cohort Threshold Breach with respect to such Reference Cohort, the Investor Sharing Percentage for such Reference Cohort shall be equal to 100%; provided further that following the Arranger's receipt of the True-Down Election and the True-Down Amount Refund with respect to such Reference Cohort, the Investor Sharing Percentage for such Reference Cohort shall be reduced to the Investor Funding Percentage in accordance with Section 2.1(e) of this Schedule A; provided further that the Investor Sharing Percentage shall be zero upon the earlier of (i) the date when all Reference Income received by an Investor with respect to a

Sch. A-2

Reference Cohort associated with a particular S&M Period equals the Investor Cap Amount and (ii) the date that is ten (10) years following the first day of the S&M Period in which such Reference Cohort was originated.
"IRR Cap" means, with respect to any Reference Cohort, the greater of (a) zero and (b) the amount which, as of any date of calculation, would result in the Investors realizing an Internal Rate of Return of 30% for the applicable calendar year across all Reference Cohorts for which the related Investment Funding Dates fall within such calendar year, determined by taking into consideration (i) all prior Reference Income and any amounts remitted to the Investors pursuant to Section 2.1(c) of this Agreement related to such Reference Cohorts, together with the actual dates of such remittances, and (ii) all prior Investment Amounts and any amounts remitted to the Investment Recipient pursuant to Section 2.1(b) of this Agreement related to such Reference Cohorts, together with the Investment Funding Dates of such remittances.
"Legacy Reference Cohort" means, each group of Customers acquired in each of the full twelve (12) monthly periods that occurred immediately prior to the Effective Date, that (i) does not constitute a Reference Cohort, but (ii) would constitute a Reference Cohort, assuming for this purpose this Agreement had been in effect during such monthly periods and that each of such monthly periods constituted an S&M Period hereunder.
"Margin" means 58%.
"Maximum Invested Amount" has the meaning set forth in Section 2.1(a) of this Schedule A.
"Minimum Invested Amount" has the meaning set forth in Section 2.1(b) of this Schedule A.
"Payback Period" means, with respect to any Reference Cohort, the number that is equal to the period of time, in months, rounded up to the nearest whole month as required, from (a) the first day of the S&M Period during which such Reference Cohort was originated, through and including (b) the first day that the aggregate amount that would have been paid to the Investors under Section 2.1(c) of this Agreement with respect to such Reference Cohort, if all such payments were due immediately on the final day of each S&M Period (and not giving effect to any applicable time period between the end of an S&M Period and the associated Disbursement Date), equals or exceeds the Investment Amount for such Reference Cohort.
"Reference Cohort" means, with respect to any S&M Period, the group of Customers (each such unique Customer denoted by the "customer_id" column in the dataset provided by the each Group Company to the Arranger) acquired in a given S&M Period, with the date of such acquisition being the month corresponding to the first "payment_date" data field associated with a given Customer in the dataset provided by each Group Company to the Arranger, but excluding from such group the Customers whose "order_status" field in the dataset provided to the Arranger is not shown as "paid."

Sch. A-3

"Reference Income" means, for any set of Customers within any Reference Cohort and over any specified time period, an amount equal to the product of (i) total Collections and (ii) the Margin.
"Return Multiple" means (i) if Payback Period is less than or equal to three (3) months, then 1.035; (ii) if Payback Period is four (4) months, then 1.040 and (iii) if Payback Period is greater than four (4) months, then the number equal to the sum of (x) 1.040 and (y) the product of 0.0065 and the number of months in the Payback Period in excess of four (4) months; provided, however, that notwithstanding the length of the Payback Period, the Return Multiple shall never exceed 1.170.
"Return Multiple Cap" means, with respect to any Reference Cohort, the product of (a) the Return Multiple and (b) the Investment Amount for such Reference Cohort.
"S&M Period" means each monthly period, commencing on July 1, 2026.
"S&M Spend" means the total amount (without duplication) of marketing and sales expenses that are recognized on each Group Company's income statements for such S&M Period (including the amortized portion of any marketing and sales expenditures capitalized in prior periods, which expenditures shall be recorded and presented to the Arranger in a separate pro forma income statement which sets forth the applicable amount) that the Investment Recipient or such other Group Company determines in good faith to be tied to the acquisition or retention of customers and is consistent with the "total_sm_spend" values in the dataset provided by each Group Company to the Arranger prior to the Effective Date.
"Tested Cohort" means (i) any Open Reference Cohort and (ii) any Legacy Reference Cohort; provided, that any Tested Cohort shall cease to be a Tested Cohort on and after the date on which the cumulative Reference Income associated with such Tested Cohort exceeds the Actual S&M Spend for the related S&M Period during which such Tested Cohort was originated.
"True-Down Amount" has the meaning set forth in Section 2.1(e) of this Schedule A.
"True-Down Amount Refund" has the meaning set forth in Section 2.1(e) of this Schedule A.
"True-Down Election" has the meaning set forth in Section 2.1(e) of this Schedule A.
"True-Down Election Date" has the meaning set forth in Section 2.1(e) of this Schedule A.
2.Specified Commercial Terms.
2.1Committed Facility Commercial Terms
(a)Notwithstanding anything to the contrary herein, (i) the maximum Investment Amount for all Investment Requests made to the Arranger hereunder shall not exceed $1,000,000,000 (the "Maximum Invested Amount") without the Arranger's prior written

Sch. A-4

consent, and (ii) the Investment Amount for any given S&M Period shall not exceed the lesser of (x) $[***] and (y) an amount consistent with a [***]% increase in S&M Spend since the immediately preceding S&M Period.
(b)For any S&M Period during the Commitment Period, in the event that the Investment Recipient does not issue Investment Requests to the Arranger for an aggregate Investment Amount of at least [***]% of the Actual S&M Spend (such amount, the "Minimum Invested Amount") with respect to such S&M Period, the Investment Recipient shall be deemed to have received an Investment Amount equal to the Minimum Invested Amount for purposes of this Agreement.
(c)Commitment Termination. The Arranger may immediately cancel and terminate any further commitment to honor any Investment Requests made to the Arranger, on behalf of the applicable Investors, hereunder upon the occurrence of any of the following: (i) a Cohort Threshold Breach by any Group Company, (ii) a Cancellation Event, (iii) a Regulatory Event, (iv) the representations and warranties of any Group Company contained this Agreement or the Guarantee ceasing to be true and correct when made, (v) breach by any Group Company of any of the covenants and other undertakings set forth herein or (vi) the Arranger reasonably believes that a Senior Loan Default has occurred or is suspected to occur under any Senior Loan Agreement within twelve (12) months following the next Investment Funding Date (clauses (i) through (vi), collectively the "Commitment Termination Events"), provided that with respect to the foregoing clauses (iii) and (v), to the extent such breach is (x) curable, (y) does not result in a Material Adverse Change with respect to any Invested Receivable, and (z) has not previously occurred during the term of the Agreement, the Investment Recipient may provide prompt notice to the Arranger of its or the other applicable Group Company's intent to cure such breach or failure and shall cure such breach or failure within a period of twenty (20) days thereafter (and upon receipt of such notice of intent to cure, the Arranger shall forbear from terminating its commitments hereunder, and may, but shall not be obligated to, honor any further Investment Requests during such cure period in its sole discretion); provided further that, with respect to the immediately preceding proviso, the Arranger, on behalf of the applicable Investors, and the Investment Recipient shall make reasonable efforts to reach an agreement to resume such commitment, and such commitment shall be resumed upon mutual election by the Arranger and the Investment Recipient.
(d)Sale of Company. Solely in the event of a Sale of Company, upon five (5) Business Days' prior written notice, the Investment Recipient may (x) immediately cancel and terminate any commitment made by the Arranger and continue to remit Reference Income in accordance with Section 2.2(a) of this Agreement; or (y) immediately cancel and terminate any commitment made by the Arranger and prepay the Arranger in an amount equal to the Prepayment Amount; provided that, such termination and/or prepayment occurs within ten (10) Business Days of the consummation of such Sale of Company.
(e)True-Down Elections. Upon the occurrence of any Cohort Threshold Breach, the Investment Recipient in its sole and absolute discretion may provide written notice to the Arranger, by the date that is five (5) Business Days following the occurrence of such Cohort

Sch. A-5

Threshold Breach (the "True-Down Election Date"), of the Investment Recipient's election (such election, a "True-Down Election") to continue the Investors' commitments hereunder, and to reduce the Actual S&M Spend of the relevant Tested Cohort for purposes of the Cohort Threshold Test in an amount sufficient to bring the Investment Recipient or the other applicable Group Company into compliance with such Cohort Threshold Test with the reduction amount not to exceed thirty percent (30%) of such Actual S&M Spend for the S&M Period in which such Tested Cohort was originated (determined prior to giving effect to such True-Down Election) (the total reduction amount, the "True-Down Amount"), such election to be effective upon the Investment Recipient refunding to the Arranger, on behalf of the applicable Investors based on their respective Percentage Interests, on or before the True-Down Election Date, an amount equal to (i) the Investor Funding Percentage applicable to the relevant Reference Cohort, multiplied by (ii) the True-Down Amount (the "True-Down Amount Refund"). Following the Arranger's receipt of the True-Down Election and the True-Down Amount Refund with respect to such Tested Cohort, the Investor Sharing Percentage for such Tested Cohort shall be reduced to the Investor Funding Percentage solely for the Reference Income attributable to the applicable S&M Period as of the date of such effective True-Down Election, and such Cohort Threshold Breach shall be deemed cured. Notwithstanding the foregoing, the Investment Recipient shall not be permitted to make more than three (3) True-Down Elections during the Commitment Period.

Sch. A-6

SCHEDULE B
EXPECTED S&M SPEND
[***]

Sch. B-1

SCHEDULE C
INVESTORS
[***]

Sch. C-1

SCHEDULE D
EXPECTED FUTURE INVESTORS
[***]

Sch. D-1

EXHIBIT A

FORM OF INVESTMENT REQUEST FOR [MONTH] [YEAR]
[***]

Exh. A-1

EXHIBIT B

FORM OF FUNDING ADJUSTMENT
[***]

Exh. B-1

EXHIBIT C

FORM OF
S&M PERIOD FUNDS FLOW
[***]

Exh. C-1

EXHIBIT D

VCOC MANAGEMENT RIGHTS
[***]

Exh. D-1